SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2

(Amendment No. 3)

Fisher Communications, Inc.
(Name of Issuer)
Common Stock, $1.25 par value
(Title of Class of Securities)
337756-20-9
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

CUSIP No.	337756-20-9	13G	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS
	O.D. FISHER INVESTMENT COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Washington

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a) Name of Person Filing:
Item 2(b) Address of Principal Business Office or, if none, Residence:
Item 2(c) Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e) CUSIP Number.
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE

SCHEDULE 13G
Item 1(a). Name of Issuer:
     This Schedule 13G relates to Fisher Communications, Inc., a Washington corporation (the “Company”).
Item 1(b). Address of Issuer’s Principal Executive Offices:
     The Company’s principal executive offices are located at 100 Fourth Ave. N., Suite 510, Seattle, Washington 98109.
Item 2(a) Name of Person Filing:
     This Schedule 13G is being filed by O.D. Fisher Investment Company, a Washington corporation.
Item 2(b) Address of Principal Business Office or, if none, Residence:
     The business address of O.D. Fisher Investment Company is 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1128.
Item 2(c) Citizenship:
     O.D. Fisher Investment Company is a corporation organized under the laws of the state of Washington.
Item 2(d). Title of Class of Securities:
     This Schedule 13G relates to the Company’s common stock, $1.25 par value (the “Common Stock”).
Item 2(e) CUSIP Number.
     The CUSIP Number for the Company’s Common Stock is 337756-20-9.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)☐	An employee benefit plan or endowment fund in accordance with § 240.13-d-1(b)(1)(ii)(F);

(g)☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
     Not applicable.
Item 4. Ownership.
O.D. Fisher Investment Company as of December 31, 2008:
(a)	Amount beneficially owned: 0

(b)	Percent of class: 0 *

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0
*  The assets of O.D. Fisher Investment Company, including its shares of Fisher Communications, Inc., have been distributed in connection with its liquidation and dissolution effective December 31, 2008.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: February 3, 2009

O.D. FISHER INVESTMENT COMPANY
By:	/s/ Donald G. Graham, Jr.
Donald G. Graham, Jr.
President